Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

March 10, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, DC  20549

Attention:

H. Christopher Owings, Assistant Director

Angie Kim, Attorney Advisor

Mara Ransom, Legal Branch Chief

Re:

Fresh Harvest Products, Inc.

Preliminary Information Statement on Schedule 14C

Filed on April 23, 2010

File No. 000-51390

Form 8-K

Filed April 30, 2010

File No. 000-51390

Ladies and Gentlemen:

Fresh Harvest Products, Inc. (the “Company”) confirms receipt of the letter dated May 11, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company filed a Current Report on Form 8-K/A on February 14, 2011 (the “Amended Form 8-K”) in connection with this response letter and is filing a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) with this response letter.

Preliminary Information Statement on Schedule 14C Filed on April 23, 2010

General

Comment #1: We note your Form 8-K filed on April 30, 2010 discusses the need for your planned increase in authorized shares of common stock as payment under the asset purchase agreement with A.C. LaRocco Pizza Company and its principal shareholders.   Accordingly, the information requested by Items 11, 13, and 14 is required to be included in the information statement.  Please see Item 1 to Schedule 14C and Note A to Schedule 14A.  Please also remove the statement indicating that you currently have “no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock which are proposed to be authorized.”

Response:

In response to the Staff’s comment above, the Company has included information requested by Items 11, 13 and 14 of Schedule 14A in the Proxy Statement and the Company has not included the indicated statement in the Proxy Statement.

Outstanding Shares and Voting Rights, page 3

Comment #2:  We note your stated belief that a “solicitation” did not occur in obtaining the majority consent in favor of the proposal you present in this information statement, however, it is apparent that you have secured such shareholder’s consents in favor of the proposal so this statement is unclear, especially as you acknowledge that such shareholders are in regular contact with the Company “with regard to the Company’s business activities and affairs.”  Please provide us with additional detail as to why you believe that you have not conducted a solicitation in violation of the proxy rules with respect to securing these shareholders consents or revise your information statement to acknowledge as much.

Response:

The Company respectfully informs the Staff that it does not believe that it conducted a solicitation in violation of the proxy rules in obtaining the majority consent (the “Consent”) in favor of the proposal presented by the Company in its Preliminary Information Statement on Schedule 14C.  To avoid any misunderstanding in this matter, however, the Company has chosen to hold a shareholder meeting to approve the increase in its number of authorized shares of common stock.  Please see the Proxy Statement for information regarding this proposed meeting.

Stock Ownership of Management and Principal Shareholders, page 5

Comment #3:  We note that it does not appear that any of your stockholders who hold in excess of 5% of your common stock have complied with the reporting obligations located at Section 13 of the Securities Exchange Act of 1934 by filings reports on Schedules 13D or G.  While we understand that the reporting obligations belong to the individuals and not to you, please remind your stockholders of their reporting obligations.  Furthermore, we note your indication on page 3 of the “Consenting Shareholders concluded, as a group, that the Company had an obvious need to increase the number of shares it is authorized to issue.”  To the extent such persons agrees to act together as a group for these purposes, please note Rule 13d-5(b)(1).  Please advise.

Response:

In accordance with the Staff’s comment, the Company has reminded the individuals of their reporting obligations.

Rule 13d-5(b)(1) provides that “When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership…”  Each of the shareholders executed the Consent, but the Company is not aware of an agreement among the shareholders to act together.

Proposal to Amend the Articles of Incorporation to Increase the Authorized Shares, page 6

Comment #4:  Please elaborate upon why you need approximately an extra 285,000,000 shares of common stock when only 15,000,000 shares are necessary for the transaction mentioned above.

Response:

In response to the Staff’s comment, the Company has included the requested disclosure in the Proxy Statement.  Please see page 1 of the Proxy Statement.

Comment #5:  Please augment your disclosure to indicate that increasing the amount of authorized shares of common stock could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders.  Please see SEC Release 34-15230.

Response:

In response to the Staff’s comment, the Company has included the requested disclosure in the Proxy Statement.  Please see pages 6 and 7 of the Proxy Statement.

Additional Information, page 7

Comment #6:  We note your reference to Form 10-KSB and 10-QSB.  Please note that scaled reporting requirements for smaller reporting companies have been moved from Regulation S-B into Regulation S-K such that the relevant forms for smaller reporting companies are Form 10-K and 10-Q.  Please revise.  Please see SEC Release No. 33-8876.

Response:

In response to the Staff’s comment, the Company has corrected the applicable disclosure in the Proxy Statement.

Form 8-K filed on April 30, 2010

General

Comment #7:  Please file a legible Exhibit A to your Asset Purchase Agreement dated March 2, 2010.

Response:

The Company respectfully informs the Staff that the Exhibit A filed with the Asset Purchase Agreement reflects the state of Exhibit A as it was included in the executed Asset Purchase Agreement.

Item 2.01 Completion of Acquisition or Disposition of Assets

Comment #8:  We note your statement that the purchase price for the assets purchased in conjunction with the asset purchase agreement with A.C. LaRocco Pizza Company includes 15,000,000 shares of your common stock.  We note Section 2 of the Asset Purchase Agreement state the “total purchase price…will be the sum of $8,330 which shall be paid in the form of 292,281 restricted common stock payable as follows. 1) 14,707,719 restricted common shares will be issued by the Company to seller after Closing.”  Please tell us which calculation is accurate and, as applicable, amend the filing to clarify the number of shares of common stock which will be issued in connection with this asset purchase agreement.

Response:

The Company intends to issue an aggregate of 15,000,000 shares of common stock to A.C. LaRocco Pizza Company (292,281 shares plus 14,707,719 shares).  In response to the Staff’s comment, the Company has revised the disclosure in the Amended Form 8-K to clarify the number of shares of common stock which will be issued in connection with the Asset Purchase Agreement.

Comment #9:  Please confirm that you intend to comply with Instruction 5 to Item 2.01 of Form 8-K and related Item 9.01.  If this acquisition does not involve a significant amount of assets, please tell us why.

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that it intends to comply with Instruction 5 to Item 2.01 of Form 8-K and Related Item 9.01.  Please see the Amended Form 8-K.

Item 3.02 Unregistered Sales of Equity Securities

Comment #10:  Please provide the exemption from registration you will claim when issuing stock in connection with the asset purchase agreement and briefly state the facts relied upon to make the exemption available.  Please see Item 3.02 of Form 8-K and Item 701(d) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has included the requested disclosure in the Amended Form 8-K.

The Company acknowledges that:

■

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton Parker, Esq. at (305) 539-3306.

Very truly yours,

/s/ Michael Jordan Friedman

President and Chief Executive Officer